



04016487

S03/3/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

RECEIVED
MAR - 2 2004
WASH. D.C. 158

SEC FILE NUMBER
8- 20744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING __DECEMBER 31, 2003__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   BILL PARKER AGENCY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   4528 MILLRACE ROAD
(No. and Street)

   SACRAMENTO   CA   95864-0826
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   WILLIAM R. PARKER   (916) 486-0783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   MISTRETTA ASSOCIATES
(Name – if individual, state last, first, middle name)

   816 21ST STREET   SACRAMENTO   CA   95814
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~WILLIAM R. PARKER~~ Brenda Lee Parker _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___BILL PARKER AGENCY_____ , as

of _DECEMBER 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PARTNER_____
Title

_See ATTACHed_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of _CALIFORNIA_

County of _SACRAMENTO_ } ss.

ANN L. SPENCER
Commission # 1426814
Notary Public - California
Sacramento County
My Comm. Expires Jul 18, 2007

Subscribed and sworn to (or affirmed) before me

this _23RD_ day of _FEBRUARY_, _2004_, by
Date / Month / Year

(1) _BRENDA Lee PARKER_
Name of Signer(s)

(2) _____.
Name of Signer(s)

Ann L. Spence
Signature of Notary Public

———————— OPTIONAL ————————

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

_____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FOCUS REPORT
OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER.

BILL PARKER AGENCY [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

4528 MILLRACE ROAD [20]
(No. and Street)

SACRAMENTO [21]   CA [22]   95864 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-20744   FEROC [14]

FIRM ID. NO.
2N06783 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
JANUARY 1, 2003 [24]

AND ENDING (MM/DD/YY)
DECEMBER 31, 2003 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. PARKER [30]

(Area Code:—Telephone No.
(916) 486-0783 [31]
OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___16th___ day of ___FEBRUARY 19 2004___
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

| | | | 70 |

MISTRETTA ASSOCIATES

ADDRESS	Number and Street	City	State	Zip Code
816 21st Street	Sacramento		CA	95814
	71	72	73	74

Check One

(X)   Certified Public Accountant   [75]

( )   Public Accountant   [76]

( )   Accountant not resident in United States or [77]
      any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52 5	3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BILL PARKER AGENCY

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2003 | 99
SEC FILE NO. 8-20744 | 98
Consolidated | 19
Unconsolidated | 19

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 12,000	200			$ 12,000	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	13,113	300	$	550	13,113	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				85
5. Securities and/or other investments not readily marketable:						
A. At cost $ ___ 130						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ ___ 150						
B. Other securities $ ___ 160						
7. Secured demand notes:		470		640		89
market value of collateral:						
A. Exempted securities $ ___ 170						
B. Other securities $ ___ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ___ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		9
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,419	680	1,419	9
11. Other assets		535		735		9
12. TOTAL ASSETS	$ 25,113	540	$ 1,419	740	$ 26,532	5

OMIT PEN

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | BILL PARKER AGENCY | as of DECEMBER 31, 2003 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable............... $	[1045] $	[1255] S	[1470]
14. Payable to brokers or dealers:			
A. Clearance account...............	[1114]	[1315]	[1560]
B. Other.........................	[1115]	[1305]	[1540]
15. Payable to non-customers.........	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value..............		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other commissions	15,597 [1205]	[1385]	15,597 [1685]
18. Notes and mortgages payable: payable			
A. Unsecured....................	[1210]		[1690]
B. Secured.....................	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:.............		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 15,597 [1230]	$ none [1450]	$ 15,597 [1760]

Ownership Equity

		Total
21. Sole proprietorship .... S		[1770]
22. Partnership (limited partners ....S [1920])		10,935 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total...		[1795]
F. Less capital stock in treasury...		[1796]
24. TOTAL OWNERSHIP EQUITY		$ 10,935 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 26,532 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   **BILL PARKER AGENCY**

For the period (MMDDYY) from `01/01/03` [3932] to `12/31/03` [3933]

Number of months included in this statement `12` [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange...........$ [3935]
   b. Commissions on listed option transactions .... [3938]
   c. All other securities commissions .... mutual funds and variable annuities .... 155,392 [3939]
   d. Total securities commissions .... 155,392 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... [3952]
4. Profit (loss) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... [3975]
8. Other revenue includes interest of $11 and insurance commission 37,623 [3995]
9. Total revenue of $37,612 ....$ 193,015 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ... commissions $ 182,502 [4120]
11. Other employee compensation and benefits .... [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 1,088 [4195]
15. Other expenses .... 12,951 [4100]
16. Total expenses ....$ 196,541 [4200]

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)...........$ (3,526) [4210]
18. Provision for Federal Income taxes (for parent only) .... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal Income taxes of .... [4238]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal Income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal Income taxes and extraordinary items ....$ (3,526) [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items...........$ [4211]

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BILL PARKER AGENCY	as of DECEMBER 31, 200

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $ 10,935 | 348
2. Deduct ownership equity not allowable for Net Capital ....₁₉(1,419)| 349
3. Total ownership equity qualified for Net Capital .... 9,516 | 350
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. | 352
   B. Other (deductions) or allowable credits (List).. | 352
5. Total capital and allowable subordinated liabilities.. $ 9,516 | 353
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ [ ] 3540
   B. Secured demand note deficiency.. [ ] 3590
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges.. [ ] 3600
   D. Other deductions and/or charges... [ ] 3610 ( )| 362
7. Other additions and/or allowable credits (List).. | 363
8. Net capital before haircuts on securities positions ....₇₀ $ | 364
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments ....$ [ ] 3660
   B. Subordinated securities borrowings... [ ] 3670
   C. Trading and investment securities:
      1. Exempted securities..₁₈ [ ] 3735
      2. Debt securities .... [ ] 3733
      3. Options .... [ ] 3730
      4. Other securities .... [ ] 3734
   D. Undue Concentration .... [ ] 3650
   E. Other (List)... [ ] 3736 ( )| 374
10. Net Capital .... $ 9,516 | 375

OMIT PENN

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2003	$12,016
CORRECT ACCRUED EXPENSES AT DECEMBER 31, 2003	(2,500)
NET CAPITAL PER DECEMBER 31, 2003	$ 9,516

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BILL PARKER AGENCY	as of DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 1,040	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 4,516	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 7,956	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...............................	$	3790
17. Add:		
A. Drafts for immediate credit.................................... $		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $		3810
C. Other unrecorded amounts (List).................................. $		3820	$	3830
19. Total aggregate indebtedness	$ 15,597	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)...............	% 1.64	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER	BILL PARKER AGENCY

For the period (MMDDYY) from 01/01/03   to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period.. $ 15,440		4240
A. Net income (loss).. (3,526)		4250
B. Additions (Includes non-conforming capital of .... ▼ $ ____ [4262])		4260
C. Deductions (Includes non-conforming capital of partner withdrawal 979 [4272]) (979)		4270
2. Balance, end of period (From item 1800) .... $ 10,935		4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ▼ $ NONE		4300
A. Increases .... NONE		4310
B. Decreases.. NONE		4320
4. Balance, end of period (From item 3520)..................................... $ NONE		4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY	as of <u>DECEMBER 31, 2003</u>

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$5,000 capital category as per Rule 15c3-1 ....   X | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ _____ | 4335 | | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

BILL PARKER AGENCY

(A PARTNERSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2003



MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES

Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

INDEPENDENT AUDITOR'S REPORT

To The Partners
Bill Parker Agency
Sacramento, California

I have audited the accompanying balance sheet of Bill Parker Agency (a partnership), as of December 31, 2003 and the related statements of income and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)), which precede the aforementioned financial statements, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 16, 2004

BILL PARKER AGENCY
(A PARTNERSHIP)
BALANCE SHEET
December 31, 2003

ASSETS

Current Assets	
Cash	$ 12,000
Commissions receivable	13,113
Total Current Assets	25,113
Furniture and Equipment, at cost, less accumulated depreciation of $37,358	1,419
Total Assets	$ 26,532

LIABILITIES AND PARTNERS' EQUITY

Current Liabilities	
Commissions payable	$ 13,097
Accrued expenses	2,500
Total Current Liabilities	15,597
Partners' Equity	10,935
Total Liabilities and Partners' Equity	$ 26,532

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF INCOME AND PARTNERS' EQUITY
Year ended December 31, 2003

Commission Income	$ 193,004
Expenses	
Commissions	132,502
Insurance	1,893
Office expense	2,689
Advertising	416
Repairs	45
Dues and publications	45
Telephone	640
Licenses and fees	1,088
Computer software and supplies	992
Accounting and auditing	3,300
Travel, lodging and meals	616
Legal	628
Depreciation	1,687
Total Expenses	196,541
Net Income (Loss) From Operations	(3,537)
Other Income	
Interest income	11
Total Other Income	11
Net Income (Loss)	(3,526)
Partners' Equity, December 31, 2002	15,440
Partners' Withdrawals	(979)
Partners' Equity, December 31, 2003	$ 10,935

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ (3,526)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,687
Changes in assets and liabilities:	
Increase in commissions receivable	(1,130)
Increase in commissions payable	710
Increase in accounts payable/accrued expenses	2,440
Total Adjustments	3,707
Net Cash Provided By Operating Activities	181
Cash Flows From Financing Activities	
Partner Advance	6,415
Partner's Withdrawals	(979)
Net Cash Provided By Financing Activities	5,436
Net Increase (Decrease) in Cash	5,617
Cash and cash equivalents, December 31, 2002	6,383
Cash and cash equivalents, December 31, 2003	$ 12,000

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BILL PARKER AGENCY
(A PARTNERSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to its two partners as security representatives/life agents.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years.

Partners' Salaries

No provision has been made for salaries for the partners.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the partners.

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2003:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 12,019	$ 11,641	$ 378
Computer equipment	26,758	25,717	1,041
	$ 38,777	$ 37,358	$ 1,419

BILL PARKER AGENCY
(A PARTNERSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2003, the Company had net capital of $9,516.

Note 4: Related Party Transactions

All commissions payable at December 31, 2003 and commissions expense for the year ended December 31, 2003 included in the balance sheet and statement of income, respectively, was earned by the partners.

Note 5: Partnership Contract of Sale and Conversion to Sole Proprietorship

Effective January 1, 1999, the prior sole proprietor and current majority partner entered into an agreement to transfer ownership interests in the Company from himself to his daughter (minority partner) at a rate of 10% per year for five years. As a result of the agreement, the Bill Parker Agency converted effective January 1, 1999 to a partnership from a sole proprietorship. At December 31, 2003, the minority partner has exercised the right to purchase the remaining fifty percent interest from the majority partner, payable with an interest bearing note, with annual payments beginning December 31, 2003 and all outstanding principal and interest payable on December 31, 2008, thus effective January 1, 2004 the partnership converts to a sole proprietorship.

BILL PARKER AGENCY
(A PARTNERSHIP)
December 31, 2003

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Partners
Bill Parker Agency
Sacramento, California

I have examined the financial statements of Bill Parker Agency for the year ended December 31, 2003 and have issued my report thereon dated February 16, 2004. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed or directed by one individual (partner). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, each of the partners has full access to all accounting records and is extremely familiar with the transactions and business activities of the Partnership.

Mistata Associates

February 16, 2004